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                   [CLIFFORD CHANCE LETTERHEAD APPEARS HERE]


                                                               26 September 2000

                                                                     Exhibit 5.1

Havas Advertising
84, rue de Villiers
92683 Levallois-Perret Cedex

Dear Sirs,

We are familiar with the Post-Effective Amendment on Form S-8 to Registration Statement on Form F-4 (the "Form S-8") covering the ordinary shares of Common Stock, par value Euro 0.40 per share (the "Shares") of Havas Advertising (the "Company"), a societe anonyme organized under the laws of France, to be issued pursuant to the employee benefit plans (the "Plans") of Snyder Communications, Inc. ("Snyder") set forth in the Form S-8. Such issuances will occur from and after the consummation of the merger (the "Merger") of HAS Acquisition Corp., a wholly-owned subsidiary of the Company ("HAS"), into Snyder pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of August 3, 2000 and effective as of February 20, 2000, among the Company, HAS and Snyder.

We are of the opinion that the Shares of Common Stock of the Company to be issued pursuant to the Plans, when issued in accordance with the Plans, will be duly authorized, validly issued, fully paid and non-assessable.

Our opinion is based on the following interpretation of French law and on the resolutions approved at Havas Advertising's shareholders' meeting that allow the board or his chairman to issue the Shares, as well as on the French prospectus approved by the Commission des operations de bourse.
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We believe that the exchange of the Shares for shares of SNC common stock pursuant to the Plans amounts substantially to an "offre publique d'echange" for the purpose of Article 193-1 of the French Company Act no. 66-537 of July 24, 1966 (the "Law"), for the reasons summarized below:

 . Snyder had its shares of SNC common stock listed on a regulated market of a Member State of the Organization for Economic Cooperation and Development, as requested by Article 193-1 of the Law: SNC common stock was listed on the New York Stock Exchange prior to the Merger;

 . An "offre publique d'echange" for the purpose of Article 193-1 of the Law is not limited to an "offre publique d'echange" as defined by the rules of the Reglement General du Conseil des Marches Financiers';

 . The exchange of shares to be consummated through the Merger is different from any procedure available under French law and, in particular, is different from a "fusion" with the meaning of Article 1844-4 of the French Civil Code and Articles 371 et seq. of the Law;

 . The Merger has the characteristics of an "offre publique d'echange", Snyder shareholders will exchange their shares against Havas Advertising shares and both the Company and Snyder will survive the Merger; Snyder will survive the Merger as a subsidiary of Havas Advertising; and

 . The aim of Article 193-1 of the Law is to facilitate the exchange of shares between two companies when the shares of both companies involved in the transaction are listed on a stock exchange. The Merger is considered as the sole exchange of shares for Havas Advertising.

This opinion is based on the facts existing on the date hereof of which we are aware and the opinions set forth herein shall not be deemed to relate to facts and conditions prevailing, or laws and regulations in effect, at any time after the date hereof.

We believe that there are strong grounds to support this interpretation, but we cannot predict whether a court of competent jurisdiction in the Republic of France or elsewhere would follow this interpretation in any judicial proceeding on this mention.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to us contained under the heading "Legal Matters".

Very truly yours,


/s/ Frederic Peltier
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Frederic Peltier

Partner

Clifford Chance Selafa

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